Exhibit 99.6
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002

In connection with the annual report of Golden Star Resources Ltd. (the “Company”) on Form 40-F for the year ended December 31, 2019, Andrew Wray, President and Chief Executive Officer of Golden Star Resources Ltd., hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:
1. The annual report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Andrew Wray
Andrew Wray
President and Chief Executive Officer

Toronto, Canada
March 27, 2020